UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT



        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               FOR APRIL, 2003
                             -------------------

                        TRI-LATERAL VENTURE CORPORATION
                  ------------------------------------------
                (Translation of registrant's name into English)

         750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7
         ------------------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                 -----               -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE ONTARIO SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY HAS ISSUED AN AGGREGATE OF 986,467 SHARES TO SETTLE OUTSTANDING DEBT OF $986,468.65 OWING TO NUMEROUS PARTIES, INCLUDING CERTAIN DIRECTORS AND OFFICERS OF THE COMPANY.

Copy of the NEWS RELEASE, FORM 45-501F1, BC FORM 45-902F, FORM 20 and SAMPLE SUBSCRIPTION AGREEMENT is attached hereto and filed as Exhibit 1.1 to
Exhibit 1.5 to this filing on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

TRI-LATERAL VENTURE CORPORATION

By:   /s/ GREGORY C. BURNETT
 -----------------------
Name: GREGORY C. BURNETT
Title: President and Director
Date:   April 30, 2003

Exhibit 1.1
News Release
April 15, 2003

                 TRI-LATERAL VENTURE CORPORATION - NEWS RELEASE

                                 DEBT SETTLEMENT

April 15, 2003 (Vancouver, British Columbia), Tri-Lateral Venture Corporation (CUB-TLVC) announces that the Company has issued an aggregate of 986,467 shares to settle outstanding debt of $986,468.65 owing to numerous parties, including certain directors and officers of the Company. The settling of this debt will substantially improve the Company's financial position, putting it into a better position to pursue business opportunities.

All shares, except for those issued to certain directors and officers of the Company, will be subject to a 12 month hold period.

On behalf of the Board of Directors

"Gregory C. Burnett"

Gregory C. Burnett
President & Director

Exhibit 1.2
FORM 45-501F1
April 8, 2003

                             FORM 45-501F1
                       Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501 (To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1.  Full name and address of the seller.

    Tri-Lateral Venture Corporation
    Suite 604, 750 West Pender Street
    Vancouver, BC  V6C 2T87

2.  Full name and address of the issuer of the securities traded.

   Tri-Lateral Venture Corporation
   Suite 604, 750 West Pender Street
   Vancouver, BC  V6C 2T7

3.  Description of the securities traded.

   47,000 common shares

4.  Date of the trade(s).

    April 8, 2003

5.  Particulars of the trade(s)

--------------------------------------------------------------------------
        Name of                                    Total
    Purchaser and        Amount or                 Purchase
    Municipality and     Number of                 Price        Exemption
    Jurisdiction of      Securities   Purchase    (Canadian     Relied
       Residence         Purchased    Price           $)         Upon
-------------------------------------------------------------------------
Robert Yamashita          10,000      $1.00 per    $10,000      2.3 of
Scarborough, Ontario                  common                    Rule 45-
                                      share                     501

Guy Laberge              10,000      $1.00 per     $10,000      2.3 of
Toronto, Ontario                     common                     Rule 45-
                                     share                      501

Marsha Black             27,000      $1.00 per     $27,000      2.3 of
Richmond Hill,                       common                     Rule 45-
Ontario                              share                      501

6. The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified copy of the list will be provided to the Commission upon request.

7. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.

    N/A

8. Calculation of Fees payable upon filing Form 45-501F1 (See Section 7.3 of Rule 45-501 Exempt Distributions):

    Total Fees payable:  Nil

9.  Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 8TH day of April, 2003.




                                 Tri-Lateral Venture Corporation
                                 -------------------------------
                                (Name of seller or agent - please print)

                                 /s/ Gregory C. Burnett
                                 -------------------------------------
                                (Signature)


                                President & Director
                                -------------------------------------
                               (Official Capacity - please print)

                                Gregory C. Burnett
                                ----------------------------------
                               (Please print here name of individual
                                whose signature appears above, if
                                different from name of seller or
                                agent printed above)

Exhibit 1.3
BC FORM 45-902F
April 8, 2003

                           BC FORM 45-902F
                           Securities Act
                         (British Columbia)

                     Report of Exempt Distribution

 Scheme A (modified)

1. State the full name, address and telephone number of the issuer of the security distributed.

   Name of issuer:     TRI-LATERAL VENTURE CORPORATION

   Address:            Suite 604, 750 West Pender Street
                       Vancouver, BC  V6C 2T7
   Telephone Number:   604.669.2615

2. State whether the issuer is or is not a reporting issuer, and if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in Ontario.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

  The Issuer is quoted on the Canadian Unlisted Board.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   An aggregate of 986,467 common shares at a deemed price of $1.00 per share.

5. Provide the following information for each type of security distributed.

Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

---------------------------------------------------------------------------
Full name
of purchaser                             Price Per                   Length
   and                                   Security/                   of any
municipality                             Total                     Restricted
   and           Number of   Date of     Purchase                     or
jurisdiction     Securities  Distrib-    Price        Exemption    Seasoning
of residence     Purchased   ution      (Canadian $)  Relied on    Period
---------------------------------------------------------------------------

Ruby Holdings
Turks & Caicos    78,424     April 8,    $1.00 per     3.1 of     1 year hold
                             2003        share/        MI 45-102
                                         $78,424.08
India Minerals
Hamilton,        314,583     April 8,    $1.00 per     3.1 of     1 year hold
Bermuda                      2003        share/        MI 45-102
                                         $314,583.33
Greg Burnett
Vancouver, BC    314,583     April 8,    $1.00 per     Section    1 year hold
                             2003        share/        74(2)(9)
                                         $314,583.33
Kevin R. Hanson
Vancouver, BC    35,927      April 8,    $1.00 per     74(2)(9)   1 year hold
                             2003        share/
                                         $35,927.91
Carob Management
Vancouver, BC    95,950      April 8,    $1.00 per     74(2)(9)   1 year hold
                             2003        share/
                                         $95,950
Trevor Jarvis
Surrey, BC       10,000      April 8,    $1.00 per     3.1 of     1 year hold
                             2003        share/        MI 45-102
                                         $10,000
Mike Taschner
Burnaby, BC      10,000      April 8,    $1.00 per     3.1 of     1 year hold
                             2003        share/        MI 45-102
                                         $10,000
Robert Yamashita
Scarborough,     10,000      April 8,    $1.00 per     5.1 of     1 year hold
Ontario                      2003        share/        MI 45-103
                                         $10,000
Guido Devita
North            10,000      April 8,    $1.00 per     3.1 of     1 year hold
Vancouver, BC                2003        share/        MI 45-102
                                         $10,000
Guy Laberge
Toronto,         10,000      April 8,    $1.00 per     5.1 of     1 year hold
Ontario                      2003        share/        MI 45-103
                                         $10,000
John Toljanich
North            10,000      April 8,    $1.00 per     3.1 of     1 year hold
Vancouver, BC                2003        share/        MI 45-102
                                         $10,000
David Van Dyke
Burnaby, BC      10,000      April 8,    $1.00 per     3.1 of     1 year hold
                             2003        share/        MI 45-102
                                         $10,000
Raymond Mol
Surrey, BC       10,000      April 8,    $1.00 per     3.1 of     1 year hold
                             2003        share/        MI 45-102
                                         $10,000
David Berg
De Winton,       20,000      April 8,    $1.00 per     3.1 of     1 year hold
Alberta                      2003        share/        MI 45-102
                                         $20,000
Darryl Flash
North           10,000      April 8,     $1.00 per     3.1 of     1 year hold
Vancouver, BC               2003         share/        MI 45-102
                                         $10,000
Carol Bjarnason
North           10,000      April 8,     $1.00 per     3.1 of     1 year hold
Vancouver, BC               2003         share/        MI 45-102
                                         $10,000
Marsha Black
Richmond Hill,  27,000      April 8,     $1.00 per     5.1 of     1 year hold
Ontario                     2003         share/        MI 45-103
                                         $27,000
-----------------------------------------------------------------------------

Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See attached Schedule.

6. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $526,461.24

7. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

-----------------------------------------------------------------------------
                              Compensation paid
Name and address              (number and type of
of person                     security and/or cash)           Price per share
being compensated             amount (Canadian $)             (Canadian $)
------------------------------------------------------------------------------
      N/A                           N/A                          N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 8TH day of April, 2003.



TRI-LATERAL VENTURE CORPORATION
-------------------------------
[Name of Issuer] (please print)

/S/ Gregory C. Burnett
----------------------------------
[Signature of authorized signatory]
Gregory C. Burnett, President
-------------------------------------------------------
[Name and office of authorized signatory (please print)]

Exhibit 1.4
Form 20
April 8, 2003

                                 FORM 20
                            The Securities Act
                               (Alberta)

Report under Section 132(1) of the Securities Act of a trade made under Section 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s) (t), (u) OR (bb) of the
Securities Act or Section 122(b) or (d) of the Alberta Securities Commission Rules.

Report under Section 7.1(1) of Multilateral Instrument 45-103 Capital Raising Exemptions ("MI 45-103") of a Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report under Section 5.1 of ASC Blanket Order 45-503 Offerings by TSX Venture Short Form Offering Document of a Trade Made Under Blanket Order 45-503.

Note: Circle the prospectus exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nor is it required in the circumstances described in section 7.1(2) of Multilateral Instrument 45-103 Capital Raising Exemptions.

1.  Full name and address of Vendor:
    Tri-Lateral Venture Corporation
    Suite 604, 750 West Pender Street
    Vancouver, BC  V6C 2T7

2. Name and address of the issuer of the security traded and description of the security:

    Tri-Lateral Venture Corporation
    Suite 604, 750 West Pender Street
    Vancouver, BC  V6C 2T7

    20,000 common shares at $1.00 per share

3.  Date of trade(s):  April 8, 2003

4.  Amount or Number of Securities purchased.

    20,000 common shares at $1.00 per share

5. The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102F Resale of Securities and will provide the certified list to security holders who acquired securities pursuant to prospectus exemptions 131(q) or (r) of the Act.

6. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

    N/A

7. State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

    $20,000

                CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 8TH day of April, 2003.

TRI-LATERAL VENTURE CORPORATION
----------------------------------------
(name of vendor or agent - please print)

      /S/ GREGORY C. BURNETT
Per:------------------------------------
(signature)

PRESIDENT & DIRECTOR
----------------------------------------
(official capacity - please print)

GREGORY C. BURNETT
----------------------------------------
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

Exhibit 1.5
Sample Subscription Agreement
April 8, 2003


                         SUBSCRIPTION AGREEMENT

TO:      TRI-LATERAL VENTURE CORPORATION
         (the "Company")
         Suite 604 - 750 West Pender Street
         Vancouver, B.C.  V6C 2T7


(Scheme A)


1. The undersigned hereby subscribes for 10,000 common shares (the "Common Shares") of the Company at the price of $1.00 per Common Share, for the total purchase price of $10,000.00 (the "Subscription Amount") and as consideration therefore acknowledges and agrees that the issuance of such Common Shares shall represent full and final satisfaction of the Company's outstanding obligations to the undersigned in respect of certain indebtedness of the Company to the undersigned (the "Debt") equal to the Subscription Amount.


2. The undersigned confirms that:


   (a) the decision to subscribe for the Shares was not made as a result of any material information about the Company's affairs that had not been publicly disclosed;


   (b) the undersigned is either:

       (i) a resident of British Columbia, Alberta or a jurisdiction other than Canada or the United States, and one of:


             (A)   ----  a director, senior officer or control person of the
                         company or of an affiliate of the Company;


             (B)   ----  a spouse, parent, grandparent, brother, sister or
                         child of a person detailed in (A) above;


             (C)   ----  a close personal friend of a person detailed in (A)
                         above;


             (D)   ----  a close business associate of a person detailed in (A)
                        above; or


             (E)   ----  a person or company wholly-owned by any combination of persons or companies described in (A) to (D) above;



[Indicate qualification by marking applicable box with a checkmark]; or

      (ii) an "accredited investor" as that term is defined in Multilateral Instrument 45-103;


[Indicate qualification by completing the questionnaire attached as Schedule "A" hereto];

(c) the Debt remains due and owing to the undersigned and the undersigned has not assigned, transferred or otherwise disposed of the undersigned's rights in respect of the Debt.

3. The undersigned acknowledges that:

(a) the Shares will be issued under an exemption from applicable securities legislation and, as a consequence, the undersigned:


   (i) is restricted from using most of the civil remedies available under securities legislation;

   (ii) may not receive information that would otherwise be required to be provided under securities legislation; and

   (iii) the Company is relieved from certain obligations that would otherwise apply under securities legislation;

(b) the Shares are being acquired by the undersigned as principal for investment only and not with a view to the distribution thereof, and the undersigned is not participating directly or indirectly in any underwriting of the Shares.

4. This Agreement is to be governed and interpreted according to the laws of the Province of British Columbia.

5. This Agreement may be executed in counterpart and such counterparts together shall constitute one and the same instrument.

6. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement on the date of such communication by the party so delivering such copy.


DATED this _____ day of _______________, 2003.


                                        -------------------------------
                                        Signature of Shareholder

                                        GUIDO DEVITA
                                        ------------------------------
                                        Subscriber's Name


The Company accepts the subscription set forth above this _____ day of _______________, 2003.


TRI-LATERAL VENTURE CORPORATION

Per:
-----------------------------------

Authorized Signatory



                              SCHEDULE "A"


(Schedule "A" not in firm format)


                     MULTILATERAL INSTRUMENT 45-103
                    ACCREDITED INVESTOR QUESTIONNAIRE


The purpose of this Questionnaire is to assure Tri-Lateral Venture Corporation (the "Company") that the undersigned (the "Subscriber") will meet certain requirements for the registration and prospectus exemptions provided for under Multilateral Instrument 45-103 ("MI 45-103"), as adopted by the British Columbia Securities Commission and the Alberta Securities Commission (each, a "local jurisdiction"), in respect of a proposed private placement of securities by the Company (the "Transaction"). The Company will rely on the information contained in this Questionnaire for the purposes of such determination.


The undersigned Subscriber covenants, represents and warrants to the Company that:


1. the Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transaction and the Subscriber is able to bear the economic risk of loss arising from such Transaction;


2. the Subscriber satisfies one or more of the categories of "accredited investor" (as that term is defined in MI 45-103) indicated below (please check the appropriate box):


(a)    ----    a Canadian financial institution as defined in National
Instrument 14-101, or an authorized foreign bank listed in Schedule III of the Bank Act (Canada);

(b)    ----    the Business Development Bank of Canada incorporated under the
Business Development Bank Act (Canada);

(c)    ----    an association under the Cooperative Credit Associations Act
(Canada) located in Canada;

(d)    ----    a subsidiary of any person or company referred to in paragraphs
2(a) to 2(c), where the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(e)    ----    a person or company registered under the Securities Act (British
Columbia), or under securities legislation of another jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario);

(f)    ----    an individual registered or formerly registered under the
Securities Act (British Columbia), or under securities legislation in another jurisdiction of Canada, as a representative of a person or company registered under the Securities Act (British Columbia), or under securities legislation in another jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario);

(g)    ----    the government of Canada or a province, or any crown corporation or agency of the government of Canada or a province;

(h)    ----    a municipality, public board or commission in Canada;

(i)    ----    a national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

(j)    ----    a pension fund that is regulated by either the Office of the
Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

(k)    ----    a registered charity under the Income Tax Act (Canada);

(l)    ----    an individual who beneficially owns, or who together with a spouse beneficially owns, financial assets (defined in MI 45-103 to mean cash and securities) having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CDN.$1,000,000;

(m)    ----    an individual whose net income before taxes exceeded CDN.$200,000 in each of the two more recent years or whose net income before taxes combined with that of a spouse exceeded CDN.$300,000 in each of those years and who, in either case, has a reasonable expectation of exceeding that net income level in the current year;

(n)    ----    a corporation, limited partnership, limited liability
partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least CDN.$5,000,000 as reflected on its most recently prepared financial statements;

(o)    ----    a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes it securities only to persons or companies that are accredited investors;

(p)    ----    a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities under a prospectus for which a receipt has been issued by the regulator;

(q)    ----    an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs 2(a) through 2(e) and paragraph 2(j) in form and function; or

(r)    ----    a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors.


The Subscriber acknowledges and agrees that the Subscriber may be required by the Company to provide such additional documentation as may be reasonably required by the Company and its legal counsel in determining the Subscriber's eligibility to acquire the Shares under relevant Legislation.


             IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the _____ day of _______________, 2003.



If a Corporation, Partnership or Other Entity:     If an Individual:


-------------------------------               ----------------------------------
Print or Type Name of Entity                  Signature

---------------------------------             --------------------------------
Signature of Authorized Signatory             Print or Type Name

-----------------------------------
Type of Entity
